EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2016	2015	2014	2013	2012
Debt	$349,073	$404,540	$348,795	$314,958	$322,770
Equity	286,096	278,088	274,670	273,495	216,318
Debt to equity	1.22	1.45	1.27	1.15	1.49